NO ACT

DC
2-4-2010



10010585

Act: 1934
Section:
Rule: 12H-3
Public Availability: 2/8/2010

February 8, 2010

Received SEC
FEB 08 2010
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: California Micro Devices Corporation
Incoming letter dated February 4, 2010

Based on the facts presented, the Division will not object if CMD stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended December 31, 2009. In reaching this position, we note that CMD has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, CMD will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended December 31, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Mark F. Vilardo
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2010

Mail Stop 4561

David P. Lewis, Partner
DLA Piper LLP
2525 East Camelback Road, Suite 1000
Phoenix, Arizona 85016-4232

Re: California Micro Devices Corporation

Dear Mr. Lewis:

In regard to your letter of February 4, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



Rule 12h-3 of the Securities Exchange Act of 1934
Section 15(d) of the Securities Exchange Act of 1934

February 4, 2010

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: California Micro Devices Corporation (File No. 0-15449)

Ladies and Gentlemen,

We are writing on behalf of California Micro Devices Corporation, a Delaware corporation ("***CMD***"), to request that a no-action letter be issued advising us that the staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concurs in CMD's view that the effectiveness, or automatic updating pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "***Securities Act***"), of CMD's registration statements on Form S-3 and Form S-8 during the fiscal year ending March 31, 2010 would not preclude CMD from relying on Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), to suspend CMD's duty to file with the Commission the reports required by Section 13(a) and Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year ending March 31, 2010, including the suspension of CMD's duty to file on or before February 9, 2010 its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009 (the "***Third Quarter 10-Q***") and subsequent reports. Unless otherwise indicated, each reference herein to a "Section" or a "Rule" is to the corresponding Exchange Act section or rule promulgated thereunder, respectively.

CMD has authorized us to make the statements set forth in this letter on its behalf.

I. Background

On January 27, 2010, ON Semiconductor Corporation, a Delaware corporation ("***ON***"), and Pac-10 Acquisition Corporation, a Delaware corporation and an indirect, wholly owned subsidiary of ON (the "***Purchaser***"), completed the acquisition of all of the outstanding shares (the "***Shares***") of the common stock, par value $0.001 per share, of CMD (the "***CMD Common Stock***") in accordance with the terms of the previously announced Agreement and Plan of Merger (the "***Merger Agreement***"), dated December 14, 2009, by and among ON, Purchaser, and CMD.

ON's acquisition of the Shares was structured as a two-step transaction, consisting of a tender offer by the Purchaser for the Shares at a price of $4.70 per Share in cash (the "***Offer Price***"), without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 28, 2009, and in the related Letter of

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Transmittal, each, as amended and supplemented from time to time, filed by ON and the Purchaser with the Commission on December 28, 2009 (the "***Offer***"), followed by the merger of the Purchaser with and into CMD, with CMD surviving as an indirect, wholly owned subsidiary of ON Semiconductor (the "***Merger***").

The Offer expired at 12:00 midnight, New York City time, on Tuesday, January 26, 2010. Based upon information provided by ComputerShare Trust Company, N.A., the depositary for the Offer, approximately 21,268,088 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer, representing approximately 90.5% of the Shares outstanding as of January 26, 2010. The depositary also informed ON that it received commitments to tender 339,156 additional Shares under the guaranteed delivery procedures for the Offer. On January 27, 2010, the Purchaser accepted for payment all validly tendered and not properly withdrawn Shares (including Shares tendered to the depositary pursuant to the Offer's guaranteed delivery procedures) and made payment to the depositary for such Shares in accordance with the terms and conditions of the Offer and applicable law.

Following the Purchaser's acceptance for payment of, and payment for, all validly tendered and not properly withdrawn Shares on January 27, 2010 (including Shares tendered to the depositary pursuant to the Offer's guaranteed delivery procedures), pursuant to the terms of the Merger Agreement, the Purchaser merged with and into CMD in accordance with the provisions of Delaware law that authorize the completion of the Merger as a "short form" merger without a vote or meeting of the stockholders of CMD. As a result of the Merger, (i) the separate corporate existence of the Purchaser ceased, (ii) CMD survived as an indirect, wholly owned subsidiary of ON, and (iii) each Share not purchased in the Offer (other than Shares held in treasury or reserved for issuance by CMD and Shares held by ON or the Purchaser or direct or indirect subsidiaries of ON or CMD, all of which were cancelled and extinguished) was canceled, extinguished, and automatically converted into the right to receive in cash (A) the Offer Price, without interest thereon and less applicable withholding or stock transfer taxes, or (B) in the case of any stockholders who validly exercise appraisal rights under Delaware law with respect to their Shares, the fair value in cash of such Shares as determined pursuant to Section 262 of the Delaware General Corporation Law (to date, no CMD stockholder whose Shares were converted in the Merger has exercised or perfected appraisal rights under Delaware law). In addition, each outstanding and unexercised option to purchase shares of CMD Common Stock ("***CMD Options***") was converted into an option to purchase ON's common stock upon the same terms and conditions as were applicable under the CMD Options, except that the number of shares for which the new options are exercisable and the exercise price of the new options were adjusted based on the option exchange ratio set forth in the Merger Agreement, and no additional shares of CMD Common Stock have been or will be issued with respect to such CMD Options or any other equity-based awards or other equity-linked securities. CMD's stock-transfer agent, Bank of New York Mellon, closed CMD's common stock books on January 27, 2010.

Prior to December 11, 2009 (the "***Rights Expiration Date***"), each Share carried with it associated rights ("***Preferred Stock Purchase Rights***") to purchase shares of Series A Participating Preferred Stock, $0.001 par value per share, issued pursuant to the Rights Agreement dated as of September 24, 2001 between CMD and Mellon Investor Services LLC, as amended (the "***Rights Agreement***"). The Preferred Stock Purchase Rights were registered under the Exchange Act but did not trade separately from the associated Shares and were never registered under the Securities Act. Pursuant to the terms of the Rights Agreement, the Preferred Stock Purchase Rights expired on the Rights Expiration Date.

Prior to the Merger, other than the CMD Common Stock, the CMD Options, certain equity-linked securities that were settled in shares of CMD Common Stock and tendered pursuant to the Offer, and



(prior to the Rights Expiration Date) the Preferred Stock Purchase Rights, CMD had no other securities (including debt securities) outstanding.

Prior to the Merger, the CMD Common Stock was registered under Section 12(b) of the Exchange Act and was listed for trading on the NASDAQ Global Market ("*Nasdaq*"). On January 27, 2010, following the consummation of the Merger and in accordance with Nasdaq rules, CMD provided written notice to Nasdaq that CMD was no longer a public entity and requested that Nasdaq remove the CMD Common Stock from listing and trading on Nasdaq. On January 27, 2010, Nasdaq filed with the Commission, in accordance with Rule 12d2-2(a) of the Exchange Act, a Form 25 to remove the CMD Common Stock from listing on Nasdaq. Pursuant to Rule 12d2-2, the delisting of the CMD Common Stock will become effective ten days from filing of the Form 25. In addition, on or before February 9, 2010, CMD will file with the Commission, in accordance with Rule 12g-4, a certification on Form 15 to terminate CMD's registration under Section 12(g) of the Exchange Act with respect to the CMD Common Stock and the Preferred Stock Purchase Rights.

CMD represents that, subject to the Staff's concurrence with the request set forth in this letter, pursuant to Rule 12h-3 it will file a Form 15 with the Commission to suspend its duty to file reports under Section 15(d) with respect to the CMD Common Stock. CMD represents that it will file such Form 15 only after obtaining the relief sought by this letter but no later than the due date for filing the Third Quarter Form 10-Q (assuming that the relief sought by this letter has been obtained prior to such date).

II. Registration Statements

A. *Pre-Fiscal Year 2009 Registration Statements*

As set forth in greater detail on Annex A attached hereto, CMD has on file 15 registration statements on Form S-8 and four registration statements on Form S-3 that became or were declared effective by the Commission prior to the end of CMD's fiscal year ended March 31, 2009 (the "***Pre-FY 2009 Registration Statements***"). Since the Pre-FY 2009 Registration Statements covered unsold securities at the time of the filing of CMD's Annual Report on Form 10-K for its fiscal year ending March 31, 2009 (the "***2009 Form 10-K***"), each of these registration statements was automatically updated for purposes of Section 10(a)(3) of the Securities Act on June 15, 2009 when CMD filed its 2009 Form 10-K. The following is a brief description of the Pre-FY 2009 Registration Statements:

- CMD Form S-3s: The four registration statements on Form S-3 registered potential resales of CMD Common Stock owned by certain CMD stockholders. These registration statements became effective between 1994 and 2003.

- CMD Form S-8s: The 15 registration statements on Form S-8 registered issuances of CMD Common Stock pursuant to a number of stock plans, option plans and award programs and agreements. These registration statements became effective between 1988 and 2007.

On January 27, 2010, following the effective time of the Merger, CMD filed post-effective amendments to 13 of the Pre-FY 2009 Registration Statements on Form S-8 and all four of the Pre-FY 2009 Registration Statements on Form S-3 to deregister and remove all securities under those registration statements that remained unsold. Additionally, on February 3, 2010, CMD filed post-effective amendments to the remaining two Pre-FY 2009 Registration Statements on Form S-8. All such post-effective amendments with respect to the Pre-FY 2009 Registration Statements on Form S-8 became



effective automatically upon filing, and all such post-effective amendments with respect to the Pre-FY 2009 Registration Statements on Form S-3 were declared effective by the Commission on February 1, 2010.

B. Fiscal Year 2009 Registration Statements

As set forth in greater detail on Annex A attached hereto, CMD has on file three registration statements on Form S-8 that became effective during CMD's fiscal year ending March 31, 2010 (the "***FY 2009 Registration Statements***"). The FY 2009 Registration Statements are described below:

- Registration statement on Form S-8 filed on May 11, 2009 (File No. 333-159134), registering 176,000 CMD Common Stock for issuance pursuant to CMD's VP Sales and Arques Acquisition Option Programs. This registration statement became effective automatically upon filing on May 11, 2009.

- Registration statement on Form S-8 filed on May 11, 2009 (File No. 333-159133) registering 3,672,230 CMD Common Stock for issuance pursuant to CMD's 2004 Omnibus Incentive Compensation Plan. This registration statement became effective automatically upon filing on May 11, 2009.

- Registration statement on Form S-8 filed on May 8, 2009 (File No. 333-159095) registering 200,000 CMD Common Stock for issuance pursuant to CMD's 1995 Employee Stock Purchase Plan. This registration statement became effective automatically upon filing on May 8, 2009.

On January 27, 2010, following the effective time of the Merger, CMD filed post-effective amendments to each of the Fiscal Year 2009 Registration Statements to deregister and remove all securities under these registration statements that remained unsold. All such post-effective amendments became effective automatically upon filing.

CMD has no outstanding classes of securities which were registered or required to be registered under the Exchange Act other than those described herein.

III. Exchange Act Reporting Obligations

CMD currently has the following reporting obligations under the Exchange Act with respect to the CMD Common Stock and the Preferred Stock Purchase Rights. CMD does not have reporting obligations under the Exchange Act with respect any other securities.

Prior to the Merger, CMD had reporting obligations under Section 13(a) of the Exchange Act with respect to the CMD Common Stock as a result of the registration of such securities under Section 12(b) of the Exchange Act. Upon the effectiveness of the delisting of the CMD Common Stock from the Nasdaq in accordance with Section 12(d) of the Exchange Act and Rule 12d2-2 thereunder, CMD's duty to file reports under Section 13(a) of the Exchange Act as a result of the registration of the CMD Common Stock under Section 12(b) of the Exchange Act was suspended pursuant to Rule 12d2-2(d)(5).

The Preferred Stock Purchase Rights were registered pursuant to Section 12(g) of the Exchange Act. Prior to the registration of the CMD Common Stock under Section 12(b) of the Exchange Act, the



CMD Common Stock was also registered pursuant to Section 12(g) of the Exchange Act, and the delisting of the CMD Common Stock under Section 12(b) revived CMD's reporting obligations with respect to the CMD Common Stock and Preferred Stock Purchase Rights under Section 12(g) of the Exchange Act. CMD will file a Form 15 to terminate the registration of the CMD Common Stock and the Preferred Stock Purchase Rights under Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a)(1). Pursuant to Rule 12g-4(a), the termination of the registration of the CMD Common Stock and Preferred Stock Purchase Rights under Section 12(g) of the Exchange Act will become effective 90 days after CMD's filing of the Form 15 unless an earlier date is determined by the Commission. Pursuant to Rule 12g-4(b), CMD's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations thereunder because of the registration of the CMD Common Stock and the Preferred Stock Purchase Rights under Section 12(g) will be suspended immediately upon CMD's filing of the Form 15, and no other reporting obligations under Section 12(g) will arise pursuant to Rule 12g-2 with respect to the CMD Common Stock or Preferred Stock Purchase Rights. Other than as described above, CMD has no other class of equity securities which is registered or required to be registered pursuant to Section 12(g) of the Exchange Act.

Upon the delisting of the CMD Common Stock under Section 12(b), and the suspension of CMD's Exchange Act reporting obligations relating to the CMD Common Stock under Section 12(b) and Section 12(g) and the Preferred Stock Purchase Rights under Section 12(g), however, CMD will again become subject to the reporting obligations of Section 15(d) with respect to the CMD Common Stock because the FY 2009 Registration Statements became effective in CMD's current fiscal year, and also because the Pre-FY 2009 Registration Statements were automatically updated during CMD's current fiscal year pursuant to Section 10(a)(3) of the Securities Act. CMD will satisfy the requirements under Rule 12h-3 to suspend its reporting obligations with respect to the CMD Common Stock under Section 15(d) but for the provisions of paragraph (c) of Rule 12h-3. The Preferred Stock Purchase Rights were never registered under the Securities Act and, therefore, CMD has never had reporting obligations under Section 15(d) with respect to the Preferred Stock Purchase Rights. Accordingly, other than the CMD Common Stock, CMD has no other class of equity securities with respect to which it has reporting obligations under Section 15(d).

IV. Discussion

Rule 12h-3 permits an issuer to suspend its reporting obligations under Section 15(d) with respect to a class of securities if the issuer has filed all reports required by Section 13(a) for its most recent three fiscal years and the portion of the current year in which the Form 15 is filed and the securities are held of record by less than 300 persons. As a result of the Merger, CMD qualifies for the suspension of its reporting obligations under Section 15(d) pursuant to Rule 12h-3 in respect of the CMD Common Stock but for the provisions of paragraph (c) of Rule 12h-3.

Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class became effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) under the Securities Act through a company's Exchange Act filings. Each of CMD's Fiscal Year 2009 Registration Statements became effective in fiscal year 2009, and each of CMD's Pre-FY 2009 Registration Statements was automatically updated in fiscal year 2009 for purposes of Section 10(a)(3) of the Securities Act when CMD filed its 2009 Form 10-K because at the time of such filing securities remained unsold under such Pre-FY 2009 Registration Statements.



Therefore, these filings will bring CMD within the scope of Rule 12h-3(c). CMD represents that it will file a Form 15 with the Commission to suspend its duty to file reports under Section 15(d) pursuant to Rule 12h-3 with respect to the CMD Common Stock after obtaining the relief sought by this letter, but no later than the due date for filing its Third Quarter Form 10-Q (assuming that the relief sought by this letter has been obtained prior to such date).

As a result of the Merger, we respectfully submit that CMD should be able to rely on Rule 12h-3 to suspend its duty to file reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), for the following reasons:

- CMD will meet the requirements of Rules 12h-3(a) and (b);
- Section 15(d)'s purpose of providing current information to purchasers and the investing public will not be at issue as to CMD;
- The benefits of periodic reporting by CMD will not outweigh the burdens of making such filings; and
- The Commission has frequently recognized in situations very similar to CMD's that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations.

The issues presented in this letter are, with respect to the CMD Common Stock, whether the normal course updating of the Pre-FY 2009 Registration Statements and the effectiveness of the Fiscal Year 2009 Registration Statements should preclude CMD from utilizing Rule 12h-3.

- *CMD will meet the requirements of Rules 12h-3(a) and (b) to suspend its duty under Section 15(d) to file reports required by Section 13(a).* CMD has filed all reports required by Sections 13(a) and 15(d) for its fiscal years ended March 31, 2007, 2008 and 2009 and for the current year to date, including its Quarterly Reports on Form 10-Q for its fiscal quarters ended June 30, 2009, and September 30, 2009 and several Current Reports on Form 8-K, including a Current Report on Form 8-K announcing the completion of the Offer and the Merger (filed on February 1, 2010). Thus, CMD advises the Staff that, as of the date of this letter, CMD is current in its reporting obligations under the Exchange Act and it further represents that, as of the date that the Form 15 to suspend its reporting obligations under Section 15(d) pursuant to Rule 12h-3 is expected to be filed, CMD will have filed with the Commission all reports required by Sections 13(a) or 15(d) prior to such date. Moreover, no holder of CMD Common Stock or CMD Options covered by any of the registration statements described above remains as a CMD stockholder or optionholder because, as a result of the Merger, all of the shares of CMD Common Stock covered by the Pre-FY 2009 Registration Statements and the FY 2009 Registration Statements were converted into the right to receive cash, and all of the CMD Options were converted into options to purchase ON's common stock.
- *Section 15(d)'s purpose of providing current information to purchasers and the investing public will not be at issue as to CMD*: The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified as a matter of public policy. With regard to the CMD Common Stock, the Staff has previously indicated in a number of no-action letters that Rule 12h-3(c) was not intended to apply to normal course updating of Form S-8 registration statements pursuant to Section 10(a)(3) or to registration statements which became effective in a given fiscal year where

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following a merger all of the outstanding common stock was converted into the right to receive cash consideration. *See, e.g.*, Energy East Corporation (available October 31, 2008) (no action relief granted where issuer's registration statements on Forms S-3 and S-8 either became effective or were updated for purposes of Section 10(a)(3) in the fiscal year of acquisition and common stock was converted into the right to receive the cash merger consideration); ACE*COMM Corporation (available September 26, 2008) (no action relief granted under Rule 12h-3 where issuer's registration statements on Forms S-3, S-4 and S-8 were updated for purposes of Section 10(a)(3) and Form S-3 became effective in the fiscal year of acquisition); DSL.net, Inc. (available March 29, 2007) (no action relief under Rule 12h-3 granted where issuer's registration statements on Forms S-3 and S-8 were updated for purposes of Section 10(a)(3) in the fiscal year of acquisition). As indicated above, as a result of the Merger, all of the shares of CMD Common Stock covered by the Pre-FY 2009 Registration Statements and the FY 2009 Registration Statements were converted into the right to receive cash, and all of the CMD Options were converted into options to purchase ON's common stock. Accordingly, there are no longer any securities of CMD outstanding (except for the Shares indirectly owned by ON), and no options, warrants or rights to acquire CMD securities remain outstanding. Consequently, there are no holders of CMD Common Stock covered by such registration statements and no investors are able to purchase securities of CMD under such registration statements. Therefore, there are no "purchasers" under these registration statements who would be protected by, or would in any way benefit from, the continued filing of periodic reports by CMD that would result from the application of Rule 12h-3(c).

In addition, with regard to CMD's Pre-FY 2009 Registration Statements on Form S-3, in the proposing release to revise Rule 12h-3, the Commission stated that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See SEC Release No. 34-20263 (October 5, 1983)* (the "***Proposing Release***"). As a result of the Merger, however, all of the shares of CMD Common Stock covered by the Pre-FY 2009 Registration Statements on Form S-3 were converted into the right to receive cash, there are no longer any shares of CMD Common Stock outstanding (except for the Shares indirectly owned by ON), and CMD has deregistered any unsold CMD Common Stock on such registration statements by the filing of post-effective amendments with respect to such registration statements (which post-effective amendments were declared effective by the Commission on February 1, 2010). Accordingly, since no person other than ON (or its subsidiaries) owns any shares of CMD Common Stock, and no investor is or will be able to purchase or otherwise be issued any CMD Common Stock pursuant to such registration statements, the protection of Section 15(d) is no longer necessary for potential purchasers. Requiring CMD to continue its Section 15(d) reporting does not appear to be justified by the Commission's policy articulated in the Proposing Release and would impose a heavy burden on CMD and ON due to the expense and dedication of management time which would be required to prepare the Third Quarter Form 10-Q and subsequent Exchange Act filings.

- *The benefits of reporting do not outweigh the burdens of making such filings.* In the Proposing Release, the Commission noted that Rule 12h-3 suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of reporting by an issuer

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might not always be commensurate with the burdens imposed." In several analogous cases, the Staff has recognized that the benefits of reporting when there is only one holder of common stock do not outweigh the burdens of making such filings. *See, e.g.*, Wyeth (available November 9, 2009); UST Inc. (available February 18, 2009); Anheuser-Busch Companies (available February 18, 2009); EnergySouth, Inc. (available December 11, 2008); Energy East Corporation (available October 31, 2008); WaveRider Communications Inc. (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 15, 2006); IVAX Corporation (available March 10, 2006); and MTech Corporation (available August 31, 1988). In the case of CMD, and as a result of and following the Merger, no securities of CMD are outstanding (except for the Shares indirectly owned by ON), and no options, warrants or rights to acquire CMD securities remain outstanding.

- *Prior no action relief granted with respect to Rule 12h-3(c)*: The Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken no action positions similar to that requested herein in many other instances. *See, e.g.*, Wyeth (available November 9, 2009); PlanetOut Inc. (available August 12, 2009; Westaff, Inc. (available May 19, 2009; UST Inc. (available February 18, 2009); Anheuser-Busch Companies (available February 18, 2009); EnergySouth, Inc. (available December 11, 2008); Energy East Corporation (available October 31, 2008); ACE*COMM Corporation (available September 26, 2008); CollaGenex Pharmaceuticals, Inc. (available May 12, 2008); Loudeye Corp. (available November 7, 2006); WaveRider Communications Inc. (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 15, 2006); IVAX Corporation (available March 10, 2006); Unocal Corporation (available October 21, 2005); 3333 Holding Corporation, Centex Development Company, L.P. (available March 17, 2004); CoorsTek, Inc. (available August 14, 2003); PayPal, Inc. (available November 13, 2002); ConocoPhillips (available August 23, 2002); CoCensys, Inc. (available November 10, 1999); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); and MTech Corporation (available August 31, 1988). In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated pursuant to Section 10(a)(3) in the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly owned subsidiary of another company.

V. Conclusion and Request

For the reasons discussed above, we respectfully request, on behalf of CMD, that the Staff issue a no-action letter advising us that the Staff concurs in CMD's view that the updating of the Pre-FY 2009 Registration Statements during the fiscal year ending March 31, 2010 pursuant to Section 10(a)(3) of the Securities Act, and the effectiveness of the Fiscal Year 2009 Registration Statements during the fiscal year ending March 31, 2010, would not preclude CMD from utlitizing Rule 12h-3 to suspend CMD's duty to file with the Commission the reports required by Section 13(a) and Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year ending March 31, 2010. If and when relief is granted by the Staff with respect to the foregoing, CMD will file Form 15 (designating Rule 12g-4(a)(1) and Rule 12h-3(b)(1)(i) as the appropriate rule provisions relied upon to suspend the duty to file reports) on or before February 9, 2010, the date on which CMD's next periodic report (the Third Quarter 10-Q) is due pursuant to the Exchange Act. Alternatively, we request, on behalf of CMD, an exemption, pursuant to Section 12(h), from any obligation of CMD to file reports under the Exchange Act under the circumstances described herein.



If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 337427 (July 1, 1997), we are transmitting one copy of this letter by e-mail.

Please call David P. Lewis at (480) 606-5126 or David Pendergast at (480) 606-5117 to discuss any questions you may have concerning this request.

Sincerely,

David P. Lewis
DLA Piper LLP (US)

On behalf of ON Semiconductor Corporation and California Micro Devices Corporation

cc: Judy Boyle
Greg Hall

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<u>**Annex A**</u>

Form	Effective Date	File Number	Effective Date of Post-Effective Amendment
S-3	September 23, 2003	333-108417	February 1, 2010
S-3	February 25, 2003	333-102198	February 1, 2010
S-3	May 15, 2002	333-76206	February 1, 2010
S-3	March 28, 1994	033-76986	February 1, 2010
S-8	May 11, 2009	333-159134	January 27, 2010
S-8	May 11, 2009	333-159133	January 27, 2010
S-8	May 8, 2009	333-159095	January 27, 2010
S-8	November 9, 2007	333-147302	January 27, 2010
S-8	November 9, 2004	333-120313	January 27, 2010
S-8	September 2, 2003	333-108443	January 27, 2010
S-8	December 24, 2002	333-102199	January 27, 2010
S-8	May 15, 2002	333-88250	January 27, 2010
S-8	September 12, 2001	333-69268	January 27, 2010
S-8	August 4, 2000	333-43138	January 27, 2010
S-8	November 12, 1999	333-90919	January 27, 2010
S-8	August 19, 1998	333-61833	January 27, 2010
S-8	January 27, 1998	333-44959	January 27, 2010
S-8	August 15, 1996	333-10257	February 3, 2010
S-8	August 17, 1995	033-61907	January 27, 2010
S-8	October 6, 1994	033-84758	January 27, 2010
S-8	February 20, 1991	033-39000	February 3, 2010
S-8	June 29, 1988	033-22836	January 27, 2010